U.S. Securities and Exchange Commission
"450 5th Street, N.W."
"Washington, D.C. 20549"


"Re: CitiFunds Trust III (the ""Registrant"")"

Ladies and Gentlemen:

"In accordance with Item 304(a)(3) of Regulation S-K, this is to" confirm that the Registrant has provided us with the disclosures concerning the Registrant's change in accountants that the Registrant has included in the Annual Reports relating to Citi "U.S. Treasury Reserves, Citi Tax Free Reserves, Citi New York Tax" "Free Reserves, Citi California Tax Free Reserves and Citi" Connecticut Tax Free Reserves (each a separate series of the "Registrant) for their fiscal years ended August 31, 2001. The" "disclosures have been included as supplemental information," "outside of the Funds' financial statements, in the Annual" Reports. We agree with the disclosures made by the Registrant in response to Item 304 of Regulation S-K.

"Very truly yours,"

Deloitte & Touche LLP

"Boston, Massachusetts"
 25-Apr-02